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                           November 17, 2023

       Sanjeev Aggarwal
       Chief Executive Officer
       Everspin Technologies, Inc.
       5670 W. Chandler Boulevard, Suite 130
       Chandler, AZ 85226

                                                        Re: Everspin
Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 15,
2023
                                                            File No. 333-275585

       Dear Sanjeev Aggarwal:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at 202-551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Matthew Hemington